September 1, 2009

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Grzeskiewicz:

Nuveen Enhanced Municipal Value Fund

333-160963

811-22323

This letter responds to the comments contained in your letter dated August 25, 2009, regarding the initial registration statement on Form N-2 of Nuveen Enhanced Municipal Value Fund (the “Fund”). For convenience, each of your comments is repeated below, with responses immediately following.

The response to each of these comments is included in pre-effective amendment no. 1, which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from the registration statement as originally filed, is enclosed for your convenience.

Prospectus

Prospectus Summary

1. Comment: The Offering – Please inform the staff whether [FINRA] has approved the terms of the underwriting arrangement.

Response: As of the date of this response, the staff of FINRA has not yet approved the terms of the underwriting arrangement. We will inform the SEC as soon as the approval is received.

2. Comment: Leverage – (a) Please describe in your response letter the nature and the provider of the “standby credit facility” and explain whether such a facility will be established before the effective date of this registration statement and the commencement of the offering. (b) If so, additional disclosure as to the character and operations of the facility will be required. (c) If not, please explain how the failure to establish such a facility will affect the Fund’s operations

Securities and Exchange Commission

September 1, 2009

Response: (a) The “standby credit facility” will be provided by State Street Bank and Trust Company for the purpose of protecting the Fund against an emergency situation involving the financial failure or insolvency of one or more of the Fund’s special purpose trust counterparties or a major systematic disruption in the inverse floating rate securities market. If such an emergency situation arose (requiring the special purpose trust to be liquidated), the Fund could draw down on the standby credit facility instead of immediately selling portfolio investments to avoid or offset portfolio losses or even satisfy any shortfall amounts due in the case that the loss exceeded the notional value of the inverse floater. The facility is expected to offer sufficient capacity to cover approximately 40% of the Fund’s exposure to inverse floating rate securities. The Fund anticipates that the standby credit facility will be entered into as of the closing of the offering of its common shares.

(b) Agreed. The following language was added as new fifth and sixth sentences in the first paragraph of the “Leverage” section of the Prospectus Summary (with corresponding disclosure in the “Leverage” section of the prospectus) beginning “The Fund anticipates using leverage . . .”:

This facility, which the Fund anticipates entering into concurrently with the closing of this offering, is designed to protect the Fund against the counterparty risk involving the financial failure or insolvency of one or more of the sponsors of special purpose trusts in which the Fund invests, or a major systemic disruption in the inverse floating rate securities market. If such an emergency situation arose (requiring the immediate liquidation of special purpose trusts), the Fund could draw down on the standby credit facility instead of immediately selling portfolio investments to avoid or offset portfolio losses or satisfy any shortfall amounts in the event that losses exceeded the notional value of the inverse floaters.

(c) Not applicable. See response to comment 2(b) above.

3. Comment: Special Risk Considerations – depending on how much of a percentage of the Fund’s Managed Assets will be the Fund’s total effective leverage, consider moving the “Leverage Risk” disclosure forward so as to be more prominent. Investors should be fully aware that the Fund may be a riskier and more volatile investment than is generally the case with municipal bond funds with investment grade portfolios.

Response: Agreed. Each of the “Leverage Risk” and “Inverse Floating Rate Securities Risk” disclosures has been moved up to the location immediately following the “Credit and Below Investment Grade Risk” disclosure, in both the Prospectus Summary and the Risks sections of the Prospectus. Please note that the Fund agrees that the use of leverage, whether through investments in inverse floating rate securities or the issuance of senior securities such as preferred stock introduces additional risks and potential volatility compared with an unleveraged investment grade portfolio. However, the Fund notes that a number of municipal bond funds with investment grade portfolios utilize leverage to a similar extent as the Fund and as such the leverage risk profile for those funds are similar.

Securities and Exchange Commission

September 1, 2009

4. Comment: Inverse Floating Rate Securities – revise the disclosure by clarifying the following:

(a) The relationship between floating rate securities, inverse floating rate securities, tender option bonds, and special purpose trusts (or tender option bond trusts);

(b) Whether a special purpose trust can have recourse to the Fund without a separate shortfall and forbearance agreement; and

(c) Whether all tender option bonds are “residual interest municipal tender option bonds.”

Response:

(a) Agreed. In the “The Fund’s Investments – Portfolio Composition – Inverse Floating Rate Securities” section of the Prospectus, the second and third sentences of the first paragraph have been revised to read as follows:

“Generally, inverse floating rate securities represent beneficial interests in a special purpose trust formed by a third party sponsor for the purpose of holding municipal bonds. The special purpose trust typically sells two classes of beneficial interests or securities: floating rate securities (sometimes referred to as short-term floaters or tender option bonds) and inverse floating rate securities (sometimes referred to as inverse floaters or residual interest securities).”

In addition, the registration statement disclosure has been revised to conform the relevant terminology as follows:

• “inverse floating rate securities,” “inverse floaters” and “residual interest securities” are generally referred to as “inverse floating rate securities.”

• “tender option bonds,” “floating rate securities” and “short-term floating rate securities” are generally referred to as “floating rate securities.”

• “tender option bond trusts” and “special purpose trusts” are generally referred to as “special purpose trusts.”

(b) Without a separate shortfall and forbearance agreement in place, a special purpose trust cannot have recourse to the Fund. Please see the disclosure in the penultimate sentence of “The Fund’s Investments – Portfolio Composition and Other Information – Floating Rate Securities” in the Prospectus (please note that this disclosure was also in the Fund’s initial registration statement).

Securities and Exchange Commission

September 1, 2009

(c) To clarify the disclosure mentioned in this comment, the term “residual interest municipal tender option bonds” has been replaced with the term “inverse floating rate securities.”

Statement of Additional Information

Segregation of Assets

5. Comment: Disclose how the Fund will segregate assets with respect to tender option bonds subject to shortfall and forbearance agreements. Disclose that the Fund will have to segregate assets with respect to self-deposited inverse floating rate securities.

Response: With respect to a special purpose trust subject to a shortfall and forbearance agreement (sometimes called a “recourse trust”), and also with respect to a special purpose trust that is not subject to such an agreement (sometimes called a “non-recourse trust”), the Fund will segregate assets in an amount equal to at least 100% of the face amount of the floating rate securities issued by such trust.

To reflect this concept, the following disclosure has been added to the “Segregation of Assets” section of the Statement of Additional Information, and appropriate cross-references have been inserted into the Prospectus:

“The Fund may invest in inverse floating rate securities issued by special purpose trusts. With respect to such investments, the Fund will segregate assets in an amount equal to at least 100% of the face amount of the floating rate securities issued by such trust.”

Segregation of assets does not depend on whether the special purpose trust is self-deposited (i.e., the Fund creates the special purpose trust by depositing a municipal security into the trust) or externally-deposited (i.e., a third party sponsor deposits a municipal security into the trust and the Fund purchases the inverse floating rate security and/or the floating rate security issued by the trust). Instead, the amount of assets segregated with respect to a special purpose trust is the same, whether the trust is a self-deposited or an externally-deposited trust.

General Comments

6. Comment: We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response: Understood.

Securities and Exchange Commission

September 1, 2009

7. Comment: Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

Response: The Fund has not submitted (nor does it intend to submit) any exemptive applications or no-action letters.

8. Comment: Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response: Agreed.

9. Comment: If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund’s final pre-effective amendment.

Response: Agreed.

*  *  *  *   *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 202.778.9252 or Dave Glatz at 312.807.4295.

Very truly yours,

/s/ Stacy H. Winick

Stacy H. Winick

Enclosures

Copies (w/encl.) to	Gifford Zimmerman
Kevin McCarthy
Mark Winget
Leonard B. Mackey, Jr.